UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a manual for the handling of information of interest to the financial markets filed before the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) in Chile, on May 30, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Manual for the Handling of Information of Interest to the Financial Markets

Sociedad Química y Minera de Chile S.A.

Free translation of a document filed before the Superintendencia de Valores y Seguros de Chile

I.	Introduction.

(a)
This “Manual for the Handling of Information of Information of Interest to the Financial Markets” (herein referred to as the “Manual”) has been prepared by Sociedad Química y Minera de Chile S.A. (“SQM” or “the Company”) in accordance with General Standard No. 211, dated January 15, 2008, of the Superintendencia de Valores y Seguros de Chile (Superintendence of Securities and Insurance of Chile, “SVS”).

(b)
This Manual describes the internal policies and standards established by SQM in order to determine the information that the Company will make available to investors and other relevant persons. Likewise, the Manual describes the mechanisms that SQM will use in order to disseminate such information.

(c)
A hard copy of the Manual is available at SQM’s offices, at El Trovador 4285, 6th floor, Las Condes, Santiago, Chile, and an electronic copy is available on the Company’s Web site, www.sqm.com. A copy of the Manual has also been sent to the SVS.

II.	Company entity or persons in charge of establishing and enforcing the provisions of the Manual.

SQM’s “Disclosure Committee” is responsible for preparing this Manual. This committee is formed by the following members of SQM’s Management:

Mr. Patricio Contesse González	-Chief Executive Officer-
Mr. Patricio de Solminihac Tampier	-Executive Vice President and Chief Operating Officer-
Mr. Ricardo Ramos Rodríguez	-Chief Financial Officer and Senior Vice President of Business Development-
Mr. Matías Astaburuaga Suárez	-General Counsel-
Mr. Eugenio Ponce Lerou	-Senior Commercial Vice President-

SQM’s “Disclosure Committee” oversees compliance with the rules contained in this Manual, and it determines which information SQM should provide to its shareholders and to the regulatory authorities, stock exchanges, investors and other pertinent individuals.

III.	Disclosure of share transactions and holdings.

SQM applies the standards issued by the SVS in its Circular No. 585, dated January 29, 1986, regarding reporting of the holding and transaction of shares issued by SQM and its related companies by majority shareholders, Board members, officers, and other pertinent individuals.

Essentially, in accordance with the aforementioned standard, SQM files monthly reports before the SVS, detailing share transactions carried out by majority shareholders, Board members, officers and other pertinent individuals, as well as share transactions that result in a person or entity’s becoming or ceasing to be a majority shareholder of the Company. The report is filed during the first five business days of the month following the month in which the transactions were carried out.

SQM has not implemented “blackout periods” during which such majority shareholders, Board members, officers and other pertinent individuals may not carry out transactions involving SQM’s shares or the shares of its related companies.

IV.	Dissemination of information of public interest.

SQM disseminates information periodically, in accordance with legal requirements and as determined by its Board of Directors.

In effect, the Company provides information about its operations and business results: -i- on an annual basis, through: (a) its annual report, which it files before the SVS and also provides to the stock exchanges and other relevant persons, and (b) its Annual Report on Form 20-F, which it files before the Securities and Exchange Commission in the United Status and also provides to the SVS, stock exchanges and other relevant persons; and -ii- on a quarterly basis, through: (a) quarterly financial statements that are filed before the SVS and provided to the stock exchanges and other relevant persons; (b) a press release that summarizes the content of the financial statements, which is sent to the media; and (c) a Web cast, during which the Company explains its financial results and in which investors may participate. All of the abovementioned information is available to the general public on the Company’s Web page, www.sqm.com.

Likewise, the Company reports essential events and confidential essential events when it is necessary to do so.

V.	Safeguarding of confidential information.

SQM treats all confidential information in a reserved manner and limits the number of people with access to such information. Basically, the people who have access to such information are the members of SQM’s Board of Directors and, depending on the scope of the information, certain members of Management. The names of the Company’s Board members and Management have been informed to the SVS.

SQM’s Management and other employees in positions of responsibility have confidentiality clauses in their employment contracts. The importance of respecting the confidentiality of SQM’s activities is also reflected in the Company’s Code of Ethics.

Written confidential information is held by those people who need to be aware of the same. The transmission of such information is limited to these individuals, and they must return such information for its subsequent destruction when required by SQM. When a certain amount of time has passed - generally not more than six years - SQM destroys confidential information that it has generated or received.

VI.	Official Company representatives and spokespersons.

SQM’s Chief Executive Officer, Executive Vice President and Chief Operating Officer, and Chief Financial Officer and Senior Vice President of Business Development have been designated as the Company’s official spokespersons.

The Investor Relations and Communications departments are authorized to provide certain Company information to certain individuals and to the communities in which SQM carries out its operations.

SQM and its Disclosure Committee evaluate the information to be provided to third parties, as well as the timing and jeans of such disclosures, on a case-by-case basis, and it evaluates the timing and format of such disclosures.

When the media publishes information about SQM that has not been officially provided by the Company, the Company analyzes such information and, depending on its relevance and value, determines whether it is necessary to deny, correct, clarify or validate such information.

VII.	Disclosure of the contents of the Manual.

The Manual is published on SQM’s Intranet and its Web page, www.sqm.com. In addition, the Manual has been sent to SQM’s employees via e-mail.

VIII.	Sanctions.

Sanctions and the resolution of any conflicts that may arise in relation to the matters presented in the Manual are on record in the respective job contracts and, generally, in the applicable legislation. In addition, SQM evaluates each case on an individual basis and determines whether or not it is appropriate to apply an additional sanction.

IX.	Effective date.

The Manual will enter into effect on June 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: June 6, 2008